ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

lazarus rothstein, esq.

Harris Tulchin, Esq. *******

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

September 26, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Metros Development Co., Ltd. – CIK No. 0001984076 Draft Registration Statement on Form F-1 (DRS), submitted July 10, 2023 Registration Statement on Form F-1, filed September 26, 2023

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated August 4, 2023 providing comments on the above-referenced Draft Registration Statement on Form F-1 (DRS), submitted July 10, 2023 (the “Prior Filing”) by Metros Development Co., Ltd. (the “Company”).

The Company today filed via EDGAR its non-confidential Registration Statement on Form F-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Draft Registration Statement on Form F-1 Submitted July 10, 2023

Dividend Policy, page 33

1.	Comment: Please describe any restrictions in your debt agreements or under Japanese law on your ability to pay dividends.

Response: Currently, there are no restrictions on payment of dividends under existing debt agreements. However, Articles 446 and 461 of Companies Act in Japan set forth the regulations for restricting dividend payments and companies are required to calculate distributable amount of dividend accordingly. The Companies Act in Japan specifically prohibits dividend payment exceeding the distributable amount. We have revised the disclosure in the Dividend Policy section and the Dividend Rights sub-section of the Description of Share Capital section of the New Filing.

Results of Operations, page 39

2.	Comment: Please describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, explain why the number of sales contracts increased to 96 for the fiscal year ended November 30, 2022, compared to 65 for the fiscal year ended November 30, 2021. See Item 5.A of Form 20-F.

Response: In response to the Staff’s comment, we have revised the New Filing to disclose unusual or infrequent events, significant economic changes, and significant components of revenue and expenses, if any.

Liquidity and Sources of Funds, page 41

3.	Comment: Please describe your material loans and borrowings and the material debt covenants in these agreements. See Item 5.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised the New Filing to disclose our material loans and borrowings. We do not have any material debt covenants in those loan or borrowing agreements.

Description of Business, page 45

4.	Comment: We note that your largest assets are comprised of property and real estate inventories. Please describe these assets, including the location and general character of your materially important real properties. State the nature of your interest in such properties and the nature and amount of all material mortgages, or other liens or encumbrances against such properties. Also disclose whether these assets are currently available to be sold to developers or whether renovation, improvement or development is required prior to sale. See Item 4.D of Form 20-F.

Response: In response to the Staff’s comment, we have revised the New Filing to (i) describe property and real estate inventories, including the location and general character of our materially important real properties, (ii) state the nature of our interest in such properties and the nature and amount of all material mortgages, or other liens or encumbrances against such properties, and (iii) disclose whether these assets are currently available to be sold to developers or whether renovation, improvement or development is required prior to sale.

5.	Comment: We note your disclosure regarding inventory risk and that you may not be able to find a developer to sell a property you purchase from a landowner. Please disclose how much real estate you hold in this category and how you dispose of these properties.

Response: In response to the Staff’s comment, we have revised the New Filing to disclose how much real estate we hold in this category and how we dispose of these properties.

Recent Developments, page 52

6.	Comment:Please update to provide the number agreements entered into for the purchase and sale of real estate properties. Your disclosure should balance both the approximate amount of revenues generated and cost of revenues incurred with these various agreements.

Response: In response to the Staff’s comment, we have updated the New Filing to (i) provide the number agreements entered into for the purchase and sale of real estate properties and (ii) balance both the approximate amount of revenues generated and cost of revenues incurred with these various agreements.

Certain Relationships and Related Party Transactions, page 68

7.	Comment: For each of your related party transactions, please disclose in this section the information required by Item 7.B of Form 20-F. Also provide this disclosure for the period since the beginning of your preceding three financial years up to the date of this filing.

Response: In response to the Staff’s comment, we have revised the New Filing to (i) disclose the information required by Item 7.B of Form 20-F, and (iii) to disclose for the period since the beginning of our preceding three financial years up (addressing fiscal year ended 2020 as well as 2021 and 2022) to the date of this filing.

General

8.	Comment: We note your discussion throughout the filing regarding the potential development of a crowdfunding platform as part of your business. Please clarify whether you plan to allow U.S. persons or persons located in the United States to access this crowdfunding platform. If the answer is no, please tell us how you intend to restrict such access.

Response: We acknowledge the Staff’s comment. Our services on the real estate crowdfunding platform are only intended for investors in Japan in accordance with Act on Specified Joint Real Estate Ventures in Japan. We do not plan to allow U.S. persons or persons located in the United States to obtain access to posted offering materials on the crowdfunding platform. We anticipate restricting access to the posted offering materials (from the crowdfunding site) to those viewers who first provide their residence information and, in doing so, do not provide information such as a U.S. area code or address that indicates that they are a U.S. person. We have revised the disclosure in the New Filing to reflect the foregoing.

If the Staff has any further comments regarding the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Mark Rakip /U.S. Securities and Exchange Commission
Kristina Marrone /U.S. Securities and Exchange Commission
Catherine De Lorenzo /U.S. Securities and Exchange Commission
Brigitte Lippmann /U.S. Securities and Exchange Commission
Yoshihiro Koshiba /Metros Development Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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